

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14[th] Floor
New York, NY  10005

March 15, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following / series of Barclays Bank PLC, under the Exchange Act of 1934.

- Barclays ETN+ FI Enhanced Europe 50 Exchange Traded Notes Series C

- Barclays ETN+ FI Enhanced Global High Yield Exchange Traded Notes Series B


Sincerely,